EXHIBIT 99.1

Additional Transaction Information

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Transaction Description
03/21/12	Snowy August Management LLC	4,230	0	$1.19	Open market purchase (1)
03/21/12	Michael Onghai	5,000	0	$1.16	Open market purchase (1)
03/28/12	Michael Onghai	5,000	0	$1.10	Open market purchase (1)
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(1) Includes commission of approximately $0.01 per share or less than $0.00